Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OS Therapies Incorporated (“we,” “us” and “our”) has authority to issue 155,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share, of which 2,500,000 shares are designated as Series A senior convertible preferred stock, $0.001 par value per share.

As of March 30, 2026, our common stock was the only class of our securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following is a summary of the material terms of our common stock. This summary is qualified in its entirety by reference to our Third Amended and Restated Certificate of Incorporation (as amended, the “charter”) and our Amended and Restated Bylaws (as amended, our “bylaws”), which are incorporated herein by reference as Exhibits 3.1, 3.2 and 3.3, with respect to our charter, and Exhibits 3.5 and 3.6, with respect to our bylaws, to our Annual Report on Form 10-K of which this exhibit is a part. Please read our charter and bylaws and applicable provisions of the Delaware General Corporation Law for additional information.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights.

Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares of common stock to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Series A Senior Convertible Preferred Stock

Our certificate of designation sets forth the rights, preferences and limitations of our Series A senior convertible preferred stock:

●	the right of the holder to convert such shares of Series A senior convertible preferred stock into shares of our common stock, with mandatory conversion upon (i) a qualified firm commitment underwritten public offering of common stock raising gross proceeds in excess of $10.0 million, with a per share price not less than $12.00, (ii) a qualified PIPE financing raising gross proceeds in excess of $20.0 million, with a per share price not less than $12.00, (iii) a closing of a third-party acquisition where all outstanding shares of common stock (including the shares of common stock issued pursuant to the mandatory conversion of the Series A senior convertible preferred stock) are purchased or exchanged by an unaffiliated third party and in which the consideration paid to all holders of outstanding shares of common stock for such purchase or exchange consists solely of cash at a purchase price per share of common stock not less than $12.00, or (iv) such time as the daily VWAP for the common stock is greater than 300% of the then applicable conversion price for a period of 20 consecutive trading days with minimum average daily trading volume of $2.0 million;

●	a liquidation preference of 150% of the original issue price;

●	the right to one vote per share and vote together with the common stock on an as-converted basis (subject to a voting price floor equal to $3.78), except that holders of Series A senior convertible preferred stock shall vote as a separate class with respect to certain specified matters; and

●	such other terms and provisions as are set forth in the certificate of designation.

Each share of Series A senior convertible preferred stock is convertible into a number of shares of common stock at a conversion ratio equal to (A) the original issue price of the Series A senior convertible preferred stock divided by (B) the conversion price of the Series A senior convertible preferred stock. The original issue price and the conversion price of the Series A senior convertible preferred stock was initially $4.00 (resulting in an initial conversion ratio of 1:1). The Series A Preferred Stock is not traded on any securities exchange.

The conversion price of the Series A senior convertible preferred stock was automatically reset to $1.12 per share on April 23, 2025 and is subject to further adjustment upon the occurrence of certain events, including the sale of equity securities by the Company at an effective price per share less than the then conversion price during the two-year period beginning from the initial issuance date, subject to certain exceptions (the “Series A Dilutive Issuances”).

As of March 30, 2026, we had 392,500 shares of Series A Preferred Stock outstanding, with a conversion ratio of 3.571429 per share.

Warrants

IPO Warrants

We issued warrants to Brookline Capital Markets, a division of Arcadia Securities, LLC, the representative of the underwriters in our initial public offering, to purchase an aggregate of 112,000 shares of common stock at an exercise price of $4.40 per share. These warrants are currently exercisable and have a cashless exercise provision and will terminate on the fifth anniversary of July 31, 2024. These warrants also provide for customary anti-dilution provisions, a single demand registration right, and immediate “piggyback” registration rights with respect to the registration of the shares of common stock underlying the warrants, with a term of such demand and “piggyback” registration rights not exceeding five years from July 31, 2024.

2025 Warrants

From June 2025 through September 2025, in connection with our first and second warrant exercise inducement and exchange transactions, we issued warrants to purchase up to an aggregate of 7,154,338 shares of common stock at an exercise price of $3.00 per share, subject to adjustment as set forth therein. These warrants are exercisable by the holder for a period of five years from the applicable issuance date. The exercise price and number of shares issuable upon exercise of these warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations or similar events affecting our common stock and the exercise price. The exercise price of certain of these warrants is also subject to adjustment upon the occurrence of subsequent sales of equity securities by us during such time any of these warrants are outstanding at an effective price per share less than the exercise price of these warrants then in effect (such lower price, the “Dilutive Issuance Price” and such issuances, collectively, “Dilutive Issuances”), subject to certain exceptions. In the event of a Dilutive Issuance, the exercise price will be reduced to the greater of (x) such lower Dilutive Issuance Price and (y) $1.00 per share.

These warrants also provide that, at any time any of these warrants are outstanding, if the closing price of our common stock on the applicable trading market equals or exceeds 300% of the exercise price then in effect for any 20 consecutive trading days, we may, subject to the satisfaction of certain equity conditions, require the holder to exercise all or a portion of the warrants for cash.

As of March 30, 2026, warrants to purchase up to an aggregate of 4,531,564 shares of common stock remained outstanding and exercisable. Of these, warrants to purchase up to an aggregate of 3,206,703 do not provide for exercise price adjustments in connection with Dilutive Issuances.

2026 Warrants

From January 2026 through February 2026, in connection with our third warrant exercise inducement and exchange transaction and privately negotiated warrant exercise inducement and exchange agreements, we issued warrants to purchase up to an aggregate of 2,622,774 shares of common stock at an exercise price of $1.40 per share, subject to adjustment as set forth therein (the “2026 Warrants”). The 2026 Warrants are exercisable by the holder for a period of five years from the applicable issuance date. The exercise price and number of shares issuable upon exercise of the 2026 Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations or similar events affecting our common stock and the exercise price.

The 2026 Warrants also provide that, at any time any of the 2026 Warrants are outstanding, if the closing price of our common stock on the applicable trading market equals or exceeds 300% of the exercise price then in effect for any 20 consecutive trading days, we may, subject to the satisfaction of certain equity conditions, require the holder to exercise all or a portion of the warrants for cash.

As of March 30, 2026, 2026 Warrants to purchase up to an aggregate of 2,622,774 shares of common stock remained outstanding and exercisable.

Bridge Warrants

On March 4, 2026, in connection with our bridge financing, we issued warrants to purchase up to an aggregate of 1,666,667 shares of common stock at an exercise price of $1.40 per share, subject to adjustment as set forth therein (the “Bridge Warrants”). The Bridge Warrants are exercisable by the holder for a period of five years from the issuance date. The exercise price and number of shares issuable upon exercise of the Bridge Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, subsequent rights offerings, pro rata distributions, reorganizations or similar events affecting our common stock and the exercise price.

These warrants also provide that, at any time any of the Bridge Warrants are outstanding, if the closing price of our common stock on the applicable trading market equals or exceeds 300% of the exercise price then in effect for any 20 consecutive trading days, we may, subject to the satisfaction of certain equity conditions, require the holder to exercise all or a portion of the warrants for cash.

As of March 30, 2026, Bridge Warrants to purchase up to an aggregate of 1,666,667 shares of common stock remained outstanding and exercisable.

Unsecured Convertible Promissory Notes

On March 4, 2026, in connection with our bridge financing, we issued 10.0% original issue discount unsecured convertible promissory notes in an aggregate principal amount of $2,200,000. The notes bear interest at a rate of 4% per annum and mature on March 4, 2027 (the “Maturity Date”). Interest on the notes accrues from the funding date until the earlier of the Maturity Date or conversion of the notes, and all accrued and unpaid interest under the notes will convert together with principal upon any conversion of the notes.

The notes are convertible into shares of our common stock or other securities of our company under the following circumstances:

Mandatory Conversion. If we consummate a “Qualified Offering” on or before the Maturity Date, the outstanding principal amount of each note, together with all accrued and unpaid interest, will automatically convert into securities of our company sold in such Qualified Offering at a conversion price per share equal to the offering price per share (or per unit, as applicable) in the Qualified Offering, without any discount. A “Qualified Offering” means a registered public offering or registered direct offering of our securities from which we receive gross cash proceeds of not less than $2,500,000 from new money investments (excluding any proceeds attributable to the conversion of the notes or any other of our outstanding convertible securities).

Voluntary Conversion. At any time prior to repayment and prior to a mandatory conversion, the notes are convertible, in whole or in part, at the option of the holder, into shares of common stock at a conversion price equal to 90% of the average daily volume weighted average price of our common stock for the 10 trading days immediately preceding the date the holder delivers a notice of conversion, subject to adjustment.

The conversion price of the notes is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations, reclassifications and certain dilutive issuances. If we issue common stock or common stock equivalents at an effective price per share that is lower than the then-current conversion price (other than exempt issuances), the conversion price will be reduced to such lower price.

As of March 30, 2026, $2,200,000 in aggregate principal amount of the Bridge Notes remained outstanding and convertible.

Registration Rights

2026 Warrants. Pursuant to inducement offer letter agreements entered into in connection with the issuance of the 2026 Warrants, we agreed to file a registration statement on Form S-3 (or other appropriate form, including on Form S-1, if we are not then eligible to register securities on Form S-3) providing for the resale of the shares of common stock issued or issuable upon exercise of the 2026 Warrants either (i) within 30 calendar days of March 2, 2026 or (ii) before March 30, 2026, as applicable, and to use commercially reasonable efforts to have such registration statement declared effective by the SEC within 60 calendar days (or within 90 calendar days in case of “full review” by the SEC) following its initial filing and to keep such registration statement effective at all times until the earlier of (i) the time no holder owns any 2026 Warrants or shares of common stock issuable upon exercise thereof and (ii) the Delegend Date (as defined in the inducement offer letter agreements).

Bridge Notes and Warrants. Pursuant to a securities purchase agreement, dated as of March 4, 2026 (the “Bridge SPA”), we agreed to file a registration statement on Form S-3 (or Form S-1 if we are not then eligible to register securities for Form S-3) by April 3, 2026 to register for resale the shares of our common stock issuable upon conversion of the Bridge Notes and exercise of the Bridge Warrants, and to use commercially reasonable efforts to cause such registration statement to become effective within 60 calendar days (or 90 calendar days in the case of a “full review” by the SEC) following its initial filing and to keep such registration statement effective at all times until the earlier of (i) the time that no investor owns any Bridge Notes, Bridge Warrants or shares underlying such Bridge Notes and Bridge Warrants or (ii) the Legend Removal Date (as defined in the Bridge SPA).

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Our third amended and restated certificate of incorporation and amended and restated bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. Our certificate of incorporation provides that directors may be removed with or without cause only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Further, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33⅓% of the outstanding common stock and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Stockholders owning less than 33⅓% may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws. Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

NYSE American Listing

Our common stock trades on the NYSE American under the symbol “OSTX.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC, Woodmere, New York.

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